SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

FINAL AMENDMENT

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GOTTEX MULTI-ASSET ENDOWMENT MASTER FUND
(Name of Issuer)

GOTTEX MULTI-ASSET ENDOWMENT MASTER FUND
(Name of Person(s) Filing Statement)

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

William Landes

Gottex Multi-Asset Endowment Master Fund
28 State Street, 40th Floor
Boston, MA 02109
(617) 532-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
George M. Silfen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2131

April 30, 2012
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,660,000.00 (a) Amount of Filing Fee: $304.84 (b)

(a)	Calculated as the aggregate maximum purchase price for Shares.
(b)	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.
[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $304.84
Form or Registration No.: SC TO-I
Filing Party: Gottex Multi-Asset Endowment Master Fund
Date Filed: April 30, 2012
[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on April 30, 2012 by Gottex Multi-Asset Endowment Master Fund (the "Fund") in connection with an offer by the Fund to purchase up to $2,660,000 of shares of beneficial interest in the Fund ("Shares") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on April 30, 2012.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 12:00 midnight, Eastern Time, on May 29, 2012.

2. The Valuation Date of the Shares tendered pursuant to the Offer was June 30, 2012.

3. The net asset value of the Shares tendered pursuant to the offer was calculated as of June 30, 2012 in the amount of $93,491.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to each of the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund's administrator, on behalf of such Shareholders, in accordance with the terms of the Offer. One (1) Shareholder, whose tender was accepted for purchase by the Fund, did not tender its entire Shares in the Fund, therefore, pursuant to the promissory note issued to the Shareholder, the Fund will pay to the Shareholder 100% of the Shareholder’s unaudited net asset value of the Shares tendered. Cash payment in the amount of the unaudited net asset value of the Shares tendered was wired to the account designated by such Shareholder in its Letter of Transmittal on July 27, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOTTEX MULTI-ASSET ENDOWMENT MASTER FUND
By: /s/ Wade Boylan
Name: Wade Boylan
Title: Chief Financial Officer

September 13, 2012